Exhibit 99.80

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

2707031 ONTARIO INC.

and

FIRE & FLOWER HOLDINGS CORP.

September 16, 2020

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Defined Terms	1

1.2	Rules of Construction	10

1.3	Entire Agreement	11

1.4	Time of Essence	11

1.5	Governing Law and Submission to Jurisdiction	11

1.6	Severability	12

1.7	Schedule	12

ARTICLE 2 BOARD NOMINATION		12

2.1	Board of Directors Nominees	12

2.2	Board Committees	15

2.3	Expiry of Board Nomination	15

ARTICLE 3 PARTICIPATION RIGHT AND TOP-UP RIGHT		15

3.1	Participation Right	15

3.2	Top-up Right	17

3.3	Exercise Notice	18

3.4	Issuance of Additional Warrants	20

3.5	Expiry of Participation Right and Top-up Right	20

3.6	Intention of the Parties	20

ARTICLE 4 REGISTRATION RIGHTS		21

4.1	Meaning of “Investor”	21

4.2	Demand Registrations	21

4.3	Demand Registration Request	23

4.4	Piggyback Registrations	23

4.5	Registration Expenses	24

4.6	Registration Procedures	24

4.7	Indemnification	25

4.8	Expiry of Registration Rights	28

4.9	Grant of Registration Rights to Others	28

4.10	Lock-up Agreement	28

ARTICLE 5 COVENANTS OF THE PARTIES		29

5.1	Standstill	29

5.2	Cancellation of Warrants and Other Convertible Securities	30

5.3	Additional Secured Indebtedness	30

5.4	Additional Financings	30

ARTICLE 6 MISCELLANEOUS		31

6.1	Notices	31

6.2	Amendments and Waivers	32

6.3	Termination	32

6.4	Assignment	33

6.5	Successors and Assigns	33

6.6	Further Assurances	33

6.7	Other Registration Rights; Engagement Letters	33

6.8	Right to Injunctive Relief	34

6.9	Counterparts	34

AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made the 16th day of September, 2020,

B E T W E E N :

2707031 ONTARIO INC., a corporation
existing under the laws of the Province of Ontario,

(hereinafter referred to as the “Investor”),

- and -

FIRE & FLOWER HOLDINGS CORP., a
corporation existing under the federal laws of Canada,

(hereinafter referred to as the “Issuer”),

WHEREAS the Investor and the Issuer are parties to that certain investor rights agreement dated August 7, 2019 (the “Original Investor Rights Agreement”);

AND WHEREAS the Issuer and the Investor have agreed to amend and restate the Original Investor Rights Agreement on the terms set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Canada Business Corporations Act;

“Additional Common Shares” means the excess of: (i) the number of Common Shares issued to the Investor as a result of the conversion of the principal amount of the Purchased Debentures or the exercise of the Series A Warrants, Series B Warrants or Series C Warrants, as applicable, plus the number of Common Shares issued as payment of interest under the Purchased Debentures following the date hereof; over (ii) the number of Common Shares that would have been issued to the Investor at the same time as a result of the conversion of the principal amount of the Purchased Debentures (excluding any Common Shares issued upon the conversion of interest thereunder following the date hereof) or the exercise of the Series A Warrants, Series B Warrants or Series C Warrants, as applicable, prior to giving effect to the Amendment Agreement;

“Additional Financing” has the meaning given to such term in Section 5.4;

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the Person specified. For the purposes of this definition, “control” when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise;

“Amendment Agreement” means the amendment agreement dated as of July 20, 2020 between the Issuer and the Investor whereby the parties agreed to, inter alia, amend the terms of this Agreement, the Purchased Debentures and the Warrants;

“Assignee” has the meaning given to such term in Section 6.4;

“ATM Offering” means an “at-the-market distribution” within the meaning of National Instrument 44-102 – Shelf Distributions;

“Board” means the board of directors of the Issuer;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of Ontario or the Province of Québec and (b) a day on which banks are generally closed in the Province of Ontario or the Province of Québec;

“Canadian Securities Acts” means the applicable securities legislation of each of the provinces and territories of Canada and all published regulations, policy statements, Orders, rules, instruments, rulings and interpretation notes issued thereunder or in relation thereto, as the same may hereafter be amended from time to time or replaced;

“Canadian Securities Commissions” means the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada;

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases or financing leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP;

“Common Shares” means the common shares in the capital of the Issuer and shares of any other class shares in the capital of the Issuer from time to time that carries voting rights;

“Conditions” has the meaning given to such term in Section 2.1(a)(b);

“Consultation Notice” has the meaning given to such term in Section 5.4;

“Consultation Period” has the meaning given to such term in Section 5.4;

“Convertible Securities” means any security convertible, exchangeable or exercisable for or into, with or without consideration, Common Shares or other equity or voting securities of the Issuer, including any convertible debt securities, warrants, options or other rights issued by the Issuer;

“Demand Registration” has the meaning given to such term in Section 4.2(a)(a);

“Demand Registration Request” has the meaning given to such term in Section 4.2(a)(a);

“Dilutive Issuance” has the meaning given to such term in Section 3.2(a)(a);

“Downsize Notice” has the meaning given to such term in Section 3.3(a)(b)(ii);

“Exchange” means the securities exchange or exchanges on which the Common Shares are then principally traded;

“Exchange Common Shares” means the Common Shares issuable to the Investor upon conversion or exercise of the Purchased Debentures and Warrants;

“Exempt Issuance” means the issuance by the Issuer of Common Shares or Subject Securities: (a) pursuant to any merger, business combination, tender offer, exchange offer, take-over bid, arrangement, asset purchase or other acquisition of assets or shares of a third party, whether such transactions occurred before or after the date hereof; (b) upon the exercise or conversion (on account of principal or interest) of any Existing Convertible Securities; (c) pursuant to director, officer or employee equity compensation plans or arrangements; (d) as a result of the consolidation or subdivision of any securities of the Issuer; (e) pursuant to any strategic partnership arrangement, including any arrangement pursuant to which Common Shares or Subject Securities are issued by the Issuer to a landlord upon the execution by the Issuer or its subsidiaries of leases with such landlord; (f) to the Investor or any of its Affiliates or (g) pursuant to an ATM Offering;

“Exercise Notice” has the meaning given to such term in Section 3.3(a)(a);

“Existing Convertible Securities” means Convertible Securities issued prior to, and outstanding on the date hereof, other than any Convertible Securities issued pursuant to director, officer or employee equity compensation plans or arrangements;

“Fully-diluted Basis” means in reference to a number of Common Shares, a number calculated taking into account all of the issued and outstanding voting and participating shares of the share capital of the Issuer and the conversion, exercise or exchange of all Convertible Securities (including the Purchased Debentures) into such shares based on the applicable conversion, exchange or exercise rate, including any warrants (including the Warrants) and any options granted by the Issuer (including those options, whether or not granted, available for issuance under the Issuer’s stock option plan which may be amended from time to time);

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada, including, for certainty, International Financial Reporting Standards (IFRS), Accounting Standards for Private Enterprises (ASPE), Accounting Standards for Not-for-Profit Organisations and Accounting Standards for Pension Plans, as applicable, (each only to the extent adopted by the Canadian Institute of Chartered Accountants Accounting Standards Board (“CICA”) or any successor thereto as generally accepted accounting principles in Canada and then subject to such modifications thereto as are agreed by CICA).

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange including the TSX and any other exchange on which the securities of the Issuer are listed or posted for trading;

“Ill Repute” means, with respect to any Investor Nominee, that such Investor Nominee has (i) breached his or her fiduciary duty, or has been grossly negligent in discharging his or her duties as a director; (ii) has been convicted, pled guilty to, or in the reasonable judgement of the Board, is likely to be convicted of any offense or crime that in the Board’s reasonable judgment, involves dishonesty or fraud; or (iii) has committed an act or made a public statement of a nature such that having such Investor Nominee serve on the Board would have a serious adverse effect on the Issuer;

“Indebtedness” means all present and future obligations and indebtedness of a Person, whether direct or indirect, absolute or contingent, including all indebtedness for borrowed money, all obligations which are due and payable in respect of swap or hedging arrangements and all other liabilities which in accordance with GAAP would appear on the liability side of a balance sheet (other than items of capital, retained earnings and surplus or deferred tax reserves);

“Independent Director” means an individual that is “independent” of the Issuer within the meaning of National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators;

“Initial As-Exchanged Ownership of the Investor” means, as at any date, the aggregate interest of the Investor and its Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Purchased Debentures beneficially owned or controlled by the Investor and its Affiliates were convertible into or exercisable for prior to the Amendment Agreement, plus (ii) the number of Common Shares beneficially owned or controlled by the Investor and its Affiliates as at such relevant date, as a result of the conversion of the Purchased Debentures or exercise of the Participation Right (other than Additional Common Shares), plus (iii) the number of Common Shares otherwise beneficially owned or controlled by the Investor and its Affiliates, as at such relevant date (other than Additional Common Shares), and (b) the denominator of which shall be the number of Common Shares outstanding as at such relevant date, calculated on a Fully-diluted Basis (which shall not include any Warrants yet to be exercised as of such date);

“Initial Series A Exercise Price” means, at any time, the weighed average of the exercise price of the unexercised Series A Warrants issued to the Investor (other than additional Series A Warrants issued to the Investor pursuant to Section 3.4 following the date hereof);

“Initial Series B Exercise Price” means the exercise price of the Series B Warrants issued to the Investor on the date hereof being the lesser of (i) C$1.875 per Common Share; and (ii) the 20-day VWAP of the Common Shares on the Exchange on the last trading day prior to the exercise of such Series B Warrants;

“Initial Series C Exercise Price” means the exercise price of the Series C Warrants issued to the Investor on the date hereof being the lesser of (i) C$3.00 per Common Share; and (ii) 125% of the 20-day VWAP of the Common Shares on the Exchange on the last trading day prior to the exercise of such Series C Warrants;

“Investor” has the meaning given to such term in the recitals hereto;

“Investor Indemnified Parties” has the meaning given to such term in Section 4.7(a)(a);

“Investor Nominee” has the meaning given to such term in Section 2.1(a)(a);

“Issuer” has the meaning given to such term in the recitals hereto;

“Issuer Indemnified Parties” has the meaning given to such term in Section 4.7(a)(a);

“Laws” means any and all federal, state, provincial, regional, local, municipal or other laws, statutes, constitutions, principles of common law, resolutions, ordinances, proclamations, directives, codes, edicts, Orders, rules, regulations, rulings or requirements issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and includes Securities Laws;

“Lien” means any interest in property of any Person securing an obligation owed to, or a claim by, another Person including by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, conditional sale agreement, deposit arrangement, deemed trust, title retention, capital lease, factoring or securitization arrangement;

“Market Price” means, in respect of any date, the “Market Price” of the Common Shares as determined in respect of such date pursuant to the TSX Company Manual, or if the Common Shares are not traded on the TSX at the relevant time, the closing price of the Common Shares on the trading day(s) immediately prior to such date on such other exchange or marketplace as such shares are then traded (or at the “Market Price” otherwise determined pursuant to the rules of such other exchange or marketplace, if different);

“Minimum Threshold” has the meaning given to such term in Section 2.1(a)(a);

“Notice Period” has the meaning given to such term in Section 3.3(a)(a);

“Order” means any judgment, decision, decree, injunction, ruling, writ, assessment or order of any Governmental Entity that is binding on any Person or its property under applicable Laws;

“Original Investor Rights Agreement” has the meaning given to such term in the recitals hereto;

“Participation Right” has the meaning given to such term in Section 3.1(a)(c);

“Participation Warrants” has the meaning given to such term in Section 3.1(a)(d);

“Permitted Secured Debt” means, in respect of the Issuer or any subsidiary of the Issuer, the following:

(a)	Capital Lease Obligations, provided that the aggregate principal amount of Indebtedness permitted by this clause (a) shall not exceed $250,000 in the aggregate at any time; and

(b)	Indebtedness secured by Purchase Money Security Interests, provided that the aggregate principal amount of Indebtedness permitted by this clause (b) shall not exceed $500,000 in the aggregate at any time;

“Person” means and includes any individual, company, limited partnership, general partnership, joint stock company, limited liability company, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

“Piggyback Notice” has the meaning given to such term in Section 4.4(a)(a);

“Piggyback Registration” has the meaning given to such term in Section 4.4(a)(a);

“Piggyback Request” has the meaning given to such term in Section 4.4(a)(a);

“Purchased Debentures” means the $25,989,985.42 aggregate principal amount of 8% convertible unsecured debentures of the Issuer held by the Investor;

“Purchase Money Security Interest” means security interests granted or assumed to finance the purchase of any property or asset where (i) the security interest is granted at the time of or within 60 days after the purchase, and (ii) the security interest is limited to the property and assets acquired, and the Indebtedness represented by all Purchase Money Security Interests is permitted under paragraph (b) of the definition of “Permitted Secured Debt”;

“Registrable Shares” means any Common Shares that the Investor has acquired or has the right to acquire upon (i) conversion of the Purchased Debentures, (ii) exercise of the Warrants, or (iii) exchange, exercise or conversion of Subject Securities; provided, further that all Common Shares directly or indirectly issued or issuable with respect to the securities referred to in clauses (i), (ii) or (iii) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization shall also be deemed Registrable Shares;

“Registration” means the qualification under any of the Canadian Securities Acts of the distribution of Registrable Shares to the public in any or all of the provinces and territories of Canada pursuant to a prospectus and/or, if the Common Shares are listed on a United States stock exchange, the registration under the U.S. Securities Act of the distribution of Registrable Shares to the public in the United States pursuant to a registration statement, as applicable;

“Registration Expenses” means all expenses incurred in connection with a Registration, including the following:

(a)	all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent and the fees and disbursements of counsel to any underwriter, investment bank, manager or agent in connection with the Registration;

(b)	all fees, disbursements and expenses of counsel and auditor to the Issuer (including, as applicable, the expenses of any comfort letter);

(c)	all expenses incurred in connection with the preparation, translation, printing and filing of any preliminary prospectus, prospectus, registration statement or any other offering document and any amendments and supplements thereto and in connection with the mailing and delivering of copies thereof to any underwriters and dealers;

(d)	all filing fees and registration and qualification expenses of any Canadian Securities Commission, the SEC or the Financial Industry Regulatory Authority, as applicable;

(e)	as applicable, all reasonable fees and expenses incurred in connection with compliance with state securities or blue sky laws (including reasonable fees and disbursements of counsel for the Investor in connection with blue sky registration of Registrable Shares);

(f)	all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by the Issuer in connection with a Registration;

(g)	all fees and expenses payable in connection with the listing of any Registrable Shares on each securities exchange or over the counter market on which the Common Shares are then listed;

(h)	all reasonable and actual expenses incurred by the Investor in connection with the Registration, including all reasonable fees, disbursements and expenses of the Investor’s counsel; and

(i)	all costs and expenses of the Issuer associated with the conduct of any “road show” related to such Registration;

“registration statement” means any registration statement of the Issuer filed under the U.S. Securities Act (including a shelf registration statement) that covers the resale of any of the Registrable Shares pursuant to the provisions of this Agreement, any amendments and supplements to such registration statement, all exhibits thereto and all material incorporated by reference into such registration statement;

“Right of First Refusal and Voting Agreement” means the right of first refusal and voting agreement entered into between the Investor,                                                                                                                                                                   on the date hereof;

“SEC” means the United States Securities and Exchange Commission;

“Secured Debentures” means the 8.0% secured convertible debentures maturing June 1, 2021 (as may be amended from time to time) issued by the Issuer;

“Securities Laws” means the Canadian Securities Acts, the U.S. Securities Act and the U.S. Exchange Act;

“Series A Warrants” means the Series A-1, Series A-2 and Series A-3 warrants of the Issuer issued to the Investor;

“Series A As-Exchanged Ownership of the Investor” means, as at any date, the aggregate interest of the Investor and its Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Purchased Debentures and Series A Warrants beneficially owned or controlled by the Investor and its Affiliates are convertible into or exercisable for as at such relevant date, plus (ii) the number of Common Shares beneficially owned or controlled by the Investor and its Affiliates as at such relevant date, as a result of the conversion of the Purchased Debentures, the exercise of the Series A Warrants and the exercise of the Participation Right, plus (iii) the number of Common Shares otherwise beneficially owned or controlled by the Investor and its Affiliates, as at such relevant date, and (b) the denominator of which shall be the number of Common Shares outstanding as at such relevant date, calculated on a Fully-diluted Basis (which shall not include any Common Shares underlying Series B Warrants and Series C Warrants);

“Series A Threshold” means 19.9%;

“Series B Warrants” means the Series B warrants of the Issuer issued to the Investor;

“Series B As-Exchanged Ownership of the Investor” means, as at any date, the aggregate interest of the Investor and its Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Purchased Debentures, Series A Warrants and Series B Warrants beneficially owned or controlled by the Investor and its Affiliates are convertible into or exercisable for as at such relevant date, plus (ii) the number of Common Shares beneficially owned or controlled by the Investor and its Affiliates as at such relevant date, as a result of the conversion of the Purchased Debentures, the exercise of the Series A Warrants and Series B Warrants and the exercise of the Participation Right, plus (iii) the number of Common Shares otherwise beneficially owned or controlled by the Investor and its Affiliates, as at such relevant date, and (b) the denominator of which shall be the number of Common Shares outstanding as at such relevant date, calculated on a Fully-diluted Basis (which shall not include any Common Shares underlying the Series C Warrants);

“Series B Threshold” means 33.4%;

“Series C Warrants” means the Series C warrants of the Issuer issued to the Investor;

“Series C As-Exchanged Ownership of the Investor” means, as at any date, the aggregate interest of the Investor and its Affiliates calculated as a percentage, (a) the numerator of which shall be the sum of (i) the number of Exchange Common Shares for which the Purchased Debentures, Series A Warrants, Series B Warrants and Series C Warrants beneficially owned or controlled by the Investor and its Affiliates are convertible into or exercisable for as at such relevant date, plus (ii) the number of Common Shares beneficially owned or controlled by the Investor and its Affiliates as at such relevant date, as a result of the conversion of the Purchased Debentures, the exercise of the Series A Warrants, Series B Warrants and Series C Warrants and the exercise of the Participation Right, plus (iii) the number of Common Shares otherwise beneficially owned or controlled by the Investor and its Affiliates, as at such relevant date, and (b) the denominator of which shall be the number of Common Shares outstanding as at such relevant date, calculated on a Fully-diluted Basis;

“Series C Threshold” means 50.1%;

“Standstill Period” means the period beginning on the date hereof and terminating on the earliest to occur of: (a) the exercise in full of the Series A Warrants; and (b) June 30, 2021;

“Subject Securities” has the meaning given to such term in Section 3.1(a)(a);

“Subscription Agreement” means the subscription agreement entered into between the Issuer and the Investor on July 23, 2019;

“Subsequent Offering” has the meaning given to such term in Section 3.1(a)(a);

“Subsequent Offering Notice” has the meaning given to such term in Section 3.1(a)(a);

“subsidiary” has the meaning ascribed to such term in the Act;

“Top-up Notice” has the meaning given to such term in Section 3.2(a)(b);

“Top-up Offering” has the meaning given to such term in Section 3.2(a)(c);

“Top-up Right” has the meaning given to such term in Section 3.2(a)(a);

“Top-up Shares” has the meaning given to such term in Section 3.2(a)(a);

“Top-up Threshold” has the meaning given to such term in Section 3.2(a)(a);

“Top-up Warrants” has the meaning given to such term in Section 3.2(a)(c);

“Transaction Agreements” means this Agreement, the Subscription Agreement, the Amendment Agreement, the certificate evidencing the Purchased Debentures, the certificates evidencing the Warrants and the Right of First Refusal and Voting Agreement;

“TSX” means the Toronto Stock Exchange or any successor thereto;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934;

“U.S. Securities Act” means the United States Securities Act of 1933;

“United States” means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

“Upsize Notice” has the meaning given to such term in Section 3.3(a)(b)(i);

“Upsize Option” has the meaning given to such term in Section 3.3(a)(b)(i); and

“Warrants” means, collectively, the Series A Warrants, the Series B Warrants and the Series C Warrants.

1.2 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof and include any schedules or exhibits thereto;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)	any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to currency of Canada;

(j)	any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(k)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3 Entire Agreement

The Transaction Agreements constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this the Transaction Agreements.

1.4 Time of Essence

Time shall be of the essence of this Agreement.

1.5 Governing Law and Submission to Jurisdiction

(a) This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province.

(b) Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.6 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

1.7 Schedule

The following Schedule is attached to and form an integral part of this Agreement:

Schedule 4.6 - Registration Procedures

ARTICLE 2

BOARD NOMINATION

2.1 Board of Directors Nominees

(a) Subject to the provisions of this Article 2, the Investor shall be entitled to designate one nominee (an “Investor Nominee”) for election to the Board. For so long as (i) the Purchased Debentures remain outstanding in full; or (ii) the Investor owns at least 9.9% of the issued and outstanding Common Shares; or (iii) the Investor is entitled, pursuant to the terms of this Agreement (including the exercise of the Participation Rights and Top-up Rights whether or not currently exercisable), to acquire Common Shares, which, together with the other Common Shares held by the Investor, would represent at least 9.9% of the issued and outstanding Common Shares (collectively, the “Minimum Threshold”), the Investor shall also be entitled to designate a number of Investor Nominees (but in any event at least one Investor Nominee) for election to the Board proportionate to its then Common Share ownership interest in the Issuer, rounded down to the extent that such entitlement would result in a fractional Investor Nominee.

(b) Notwithstanding anything to the contrary in this Agreement, each Investor Nominee shall, as a condition of election or appointment as a director, satisfy the following conditions as reasonably determined by the Board (such conditions referred to as the “Conditions”):

(i)	each Investor Nominee shall have such skills and experience reasonably consistent with other individuals who hold directorships on companies listed on the TSX or any other stock exchange on which the Common Shares are then listed;

(ii)	each Investor Nominee must meet the qualification requirements to serve as a director under the Act (or any equivalent statute of a jurisdiction to which the Issuer has been continued or under which it is otherwise governed), Securities Laws and the rules of the TSX or any other stock exchange on which the Common Shares are then listed;

(iii)	each Investor Nominee shall have received all such approvals as may be required to be obtained from any Governmental Entity with oversight over the business of the Issuer;

(iv)	where the Investor is entitled to nominate more than two Investor Nominees, at least one third of the Investor Nominees must be an Independent Director;

(v)	each Investor Nominee must not be an officer, director or employee of a competitor of the Issuer (excluding the Investor and any of its Affiliates, provided such Affiliate is not engaged directly in the cultivation, processing, transport, sale or distribution of cannabis (as defined in the Cannabis Act (Canada)) or hemp or any products derived therefrom); and

(i)	each Investor Nominee must not be of Ill Repute.

(c) Notwithstanding anything to the contrary in this Agreement, if at any time a Investor Nominee ceases to satisfy any of the Conditions, the Investor shall promptly cause such Investor Nominee to tender his or her resignation from the Board, which the Board may accept or reject, and the provisions of Section 2.1(h) shall apply.

(d) The Issuer shall use commercially reasonable efforts to ensure that the Investor Nominees are appointed to the Board or are elected to the Board, including soliciting proxies in support of their election and taking the same actions taken by the Issuer to ensure the election of the other nominees selected by the Board for election to the Board, as soon as practicable, provided that the Issuer may defer the appointment or nomination of an Investor Nominee for a period not exceeding ninety (90) days from the later of (i) the date the Investor Nominee is entitled to be appointed to the Board and (ii) the date that such Investor Nominee has provided all of the information and/or documents required by Section 2.1(e), if such appointment or nomination would delay in any material respect any pending applications before any applicable Governmental Entity (in which case the Investor shall be entitled to designate an observer to attend any meetings of the Board and committees thereof until such time as the Investor Nominee is appointed to the Board).

(e) The appointment or election of each Investor Nominee shall be subject to such Investor Nominee having provided all such information as may reasonably be required by the Issuer to (i) obtain all required approvals of the TSX, (ii) obtain all required approvals of any applicable Governmental Entity and (iii) provide all required disclosure regarding such Investor Nominee as may be required by Securities Laws.

(f) The Issuer shall notify the Investor in writing as soon as practicable upon determining the date of any meeting of shareholders at which directors of the Issuer are to be elected and the Investor shall advise the Issuer and the Board of the name of the Investor Nominee(s) within 10 Business Days after receiving such notice. If the Investor does not advise the Issuer of the identity of the Investor Nominee(s) prior to such deadline, then the Investor will be deemed to have nominated its incumbent nominee(s).

(g) The parties acknowledge that the current Investor Nominee is Stéphane Trudel, and such Investor Nominee has been appointed to the Board as of the date hereof.

(h) In the event that an Investor Nominee shall cease to serve as a director of the Issuer, whether due to such Investor Nominee’s death, disability, resignation or removal, the Issuer shall, subject to Section 2.1(c) hereof, cause the Board to promptly appoint a replacement Investor Nominee (who shall be a different person) designated by the Investor to fill the vacancy created by such death, disability, resignation or removal, provided that the Investor remains eligible to designate an Investor Nominee and that the replacement Investor Nominee satisfies the Conditions.

(i) Each Investor Nominee shall be compensated for his or her service and reimbursed for expenses related to such service consistent with the Issuer’s policies for director compensation and reimbursement, provided that any full- time employee of the Investor who serves as an Investor Nominee shall not be entitled to any salary or compensation from the Issuer for his or her service as a director of the Issuer but shall be entitled to such expense reimbursement.

(j) The Issuer shall indemnify the Investor Nominees and provide the Investor Nominees with director and officer insurance to the same extent it indemnifies and provides insurance for the members of the Board pursuant to its organizational documents, applicable Laws or otherwise.

(k) So long as the Investor is entitled pursuant to Section 2.3 to designate Investor Nominees to the Board, the size of the Board shall not exceed nine directors.

2.2 Board Committees

So long as the Investor is entitled pursuant to Section 2.3 to designate Investor Nominees to the Board, each Investor Nominee shall be eligible to serve on the committees of the Board and, subject to Section 2.1(a)(c) hereof, the Issuer shall use reasonably commercial efforts to cause the Board to appoint at least one Investor Nominee to each such committee to ensure that the Investor has a proportionate representation on each such committee, provided that the Investor Nominees satisfy the eligibility criteria for such committee, including any requirements under applicable Laws, as determined by the Board and provided further that any Investor Nominee appointed to the audit committee of the Board must be an Independent Director and the appointment of any Investor Nominee to any other committee must not result in that committee ceasing to be constituted by a majority of Independent Directors.

2.3 Expiry of Board Nomination

The rights granted to the Investor and the obligations of the Issuer under this Article 2 shall terminate and be of no further force or effect on the earlier of:

(a) the first date on which the Investor does not meet the Minimum Threshold;

(b) the day that is five Business Days following the delivery of a written notice from the Investor to the Issuer terminating all of the rights granted to the Investor and the obligations of the Issuer under this Article 2; or

(c) the date on which the Series A Warrants, the Series B Warrants and Series C Warrants are canceled as a result of a failure of the Investor to exercise any Series A Warrants that the Investor was required to exercise in accordance with the terms thereof.

ARTICLE 3

PARTICIPATION RIGHT AND TOP-UP RIGHT

3.1 Participation Right

(a) Subject to Section 3.5, the Issuer agrees that if the Issuer issues any Common Shares or other securities that are convertible into or exchangeable or exercisable for Common Shares (such securities other than Common Shares, collectively, “Subject Securities”), other than pursuant to an Exempt Issuance (any such issuance, a “Subsequent Offering”), then the Issuer shall, promptly following the announcement of such Subsequent Offering, provide a written notice (the “Subsequent Offering Notice”) to the Investor setting out: (i) the total number of issued and outstanding Common Shares on a Fully-diluted Basis; (ii) the number of Common Shares or Subject Securities issued or to be issued; (iii) the material terms and conditions of any Subject Securities issued or to be issued; (iv) the subscription price per Common Share or Subject Security issued or to be issued by the Issuer under such Subsequent Offering, as applicable; and (v) the proposed closing date for the issuance of Common Shares or Subject Securities to the Investor, assuming exercise of the Participation Right by the Investor, which closing date shall be at least 10 Business Days following the date of such notice, or such other date as the Issuer and the Investor may agree.

(b) As soon as practicable following the delivery of a Subsequent Offering Notice, the Issuer will use its commercially reasonable efforts to provide the Investor with such information concerning the Issuer as the Investor may reasonably request for the purposes of evaluating the Subject Securities and the Subsequent Offering.

(c) Subject to Section 3.5 and compliance with applicable Laws, the Issuer agrees that the Investor has the right (the “Participation Right”), upon receipt of a Subsequent Offering Notice, to subscribe for and to be issued, on a private placement basis, and on the terms and conditions of such Subsequent Offering:

(i)	in the case of a Subsequent Offering of Common Shares, such number of Common Shares that will allow the Investor to maintain the Initial As- Exchanged Ownership of the Investor immediately prior to completion of the Subsequent Offering; and

(ii)	in the case of a Subsequent Offering of Subject Securities, such number of Subject Securities that will (assuming conversion or exchange of all of the convertible or exchangeable Subject Securities issued in connection with the Subsequent Offering and the convertible or exchangeable Subject Securities issuable pursuant to this Section 3.1) allow the Investor to maintain the Initial As-Exchanged Ownership of the Investor immediately prior to the completion of the Subsequent Offering, in each case, for greater certainty, after giving effect to any Common Shares or Subject Securities acquired by the Investor or any Affiliate thereof as part of the Subsequent Offering, other than pursuant to the exercise of the Participation Right.

(d) If the Issuer receives an Exercise Notice (as defined below) from the Investor within the Notice Period (as defined below), then the Issuer shall issue to the Investor against payment of the subscription price payable in respect thereof, that number of Common Shares or Subject Securities, as applicable, set forth in the Exercise Notice, subject to compliance with applicable Laws. In connection with the valid exercise of the Participation Right, the Investor shall also be entitled to receive such number of additional Series A Warrants, Series B Warrants and Series C Warrants (the “Participation Warrants”) such that (i) the Series A As-Exchanged Ownership of the Investor immediately following the completion of the Subsequent Offering (including the issuance of the Participation Warrants) shall equal the Series A Threshold, (ii) the Series B As- Exchanged Ownership of the Investor immediately following the completion of the Subsequent Offering (including the issuance of the Participation Warrants) shall equal the Series B Threshold, and (iii) the Series C As-Exchanged Ownership of the Investor immediately following the completion of the Subsequent Offering (including the issuance of the Participation Warrants) shall equal the Series C Threshold.

(e) The closing of the exercise of the Participation Right by the Investor will take place on the date set out in the Subsequent Offering Notice.

(f) If the Issuer is paying the costs and expenses incurred by purchasers of Common Shares or Subject Securities (other than the Investor and other than any investment dealers acting as agents or underwriters in connection with the Subsequent Offering) in connection with any Subsequent Offering, the Issuer shall pay a proportionate amount of the costs and expenses incurred by the Investor in connection with such Subsequent Offering, on the same terms.

(g) Notwithstanding anything to the contrary contained herein, the Issuer agrees that it shall not complete any Subsequent Offering, other than an Exempt Issuance, unless and until such time as the Issuer has received all regulatory approvals required for the Investor to exercise its Participation Right for such Subsequent Offering.

(h) The Investor agrees that, if required by Securities Laws, the Investor shall execute and deliver any report, undertaking or other documents with respect to the issue of Common Shares and/or Subject Securities to it contemplated hereunder as may be required by Securities Laws.

3.2 Top-up Right

(a) Without limiting Section 3.1 but subject to Section 3.5, the Issuer agrees that, subject to the terms of this Section 3.2, provided that the Investor meets the Minimum Threshold:

(i)	the Investor shall have the right to subscribe for and to be issued in connection with the issuance of Common Shares pursuant to an Exempt Issuance (a “Dilutive Issuance”) up to such number of Common Shares (the “Top-up Shares”) that will allow the Investor to have an Initial As- Exchanged Ownership of the Investor after giving effect to the Dilutive Issuances referenced in the Top-up Notice (as defined below) and the issuance of such Top-up Shares as it would have had without giving effect to such Dilutive Issuances; and

(ii)	the Top-up Right shall be exercisable at any time.

(b) Within 10 Business Days of the date on which one or more Dilutive Issuances occurs resulting in the Investor holding less than 49.1% of the Common Shares on a Fully-diluted Basis (the “Top-up Threshold”), the Issuer shall deliver a written notice (a “Top-up Notice”) to the Investor notifying the Investor that the Top-up Threshold has been exceeded and setting out the aggregate number of Common Shares issued in such Dilutive Issuances, and the total number of issued and outstanding Common Shares following such Dilutive Issuances since the later of the date hereof and the end of the last period in respect of which a Top-up Notice was delivered.

(c) If the Investor delivers an Exercise Notice in accordance with Section 3.3, subject to compliance with applicable Laws, the Issuer shall in accordance with the provisions of this Article 3, promptly, and in any event within 30 days of the date on which the relevant Exercise Notice was delivered, complete an offering to the Investor of the number of Top-up Shares that the Investor wishes to subscribe for pursuant to the Top-up Right, as specified in the Exercise Notice, at an offering price per Top-up Share equal to the Market Price calculated as at the date on which the Exercise Notice is delivered (each, a “Top- up Offering”). In connection with the valid exercise of the Top-up Right, the Investor shall also be entitled to receive such number of additional Series A Warrants, Series B Warrants and Series C Warrants (the “Top-up Warrants”) such that (i) the Series A As-Exchanged Ownership of the Investor immediately following the completion of the Top-up Offering (including the issuance of the Top-up Warrants) shall equal the Series A Threshold, (ii) the Series B As- Exchanged Ownership of the Investor immediately following to the completion of the Top-up Offering (including the issuance of the Top-up Warrants) shall equal the Series B Threshold, and (iii) the Series C As-Exchanged Ownership of the Investor immediately following to the completion of the Top-up Offering (including the issuance of the Top-up Warrants) shall equal the Series C Threshold.

3.3 Exercise Notice

(a) If the Investor wishes to exercise the Participation Right or the Top-up Right, the Investor shall give written notice to the Issuer (the “Exercise Notice”) of its intention to exercise such right and of the number of Common Shares, Subject Securities or Top-up Shares that the Investor wishes to subscribe for and purchase pursuant to the Participation Right or the Top-up Right, as applicable. The Investor shall deliver an Exercise Notice to subscribe to the Subsequent Offering within five Business Days after the date of receipt of an Offering Notice (with such period being reduced to two Business Days in the case of a public offering that is a bought deal provided an Investor Nominee has been appointed to the Board and the Board has been advised of such bought deal offering prior to the bought deal offering being presented to the Board for approval) (the “Notice Period”), failing which the Investor will not be entitled to exercise the Participation Right in respect of such Subsequent Offering and any rights that the Investor may have had to subscribe for any of the Common Shares or Subject Securities shall be extinguished in respect of such Subsequent Offering.

(b) Each Exercise Notice shall constitute a binding agreement by the Investor to subscribe for and take up, and by the Issuer to issue and sell to the Investor, the number of Common Shares, Subject Securities or Top-up Shares, as applicable, that the Investor agrees to subscribe for in its Exercise Notice.

(i)	If the Issuer at any time proposes to increase the number of any Common Shares or Subject Securities to be issued in the Subsequent Offering, the Issuer shall, by notice in writing delivered to the Investor (the “Upsize Notice”), give the Investor the option to subscribe for its pro rata share of the additional Common Shares or Subject Securities (the “Upsize Option”). The Investor shall be entitled to exercise the Upsize Option by delivering a new Exercise Notice to the Issuer. If no new Exercise Notice is delivered by the Investor to the Issuer within two Business Days of receipt by the Investor of the Upsize Notice, the Exercise Notice of the Investor delivered in respect of the original Subsequent Offering Notice shall continue in full force and effect.

(ii)	If for any reason the number of Common Shares or Subject Securities to be issued in the Subsequent Offering is reduced or otherwise less than the number of Common Shares or Subject Securities set out in the Offering Notice, the Issuer shall provide written notice to the Investor (the “Downsize Notice”) confirming the new number of Common Shares or Subject Securities of the Subsequent Offering and the corresponding pro rata reduction of the entitlement of the Investor to participate in the Subsequent Offering (the “Downsized Entitlement”). Following delivery of the Downsize Notice, the Exercise Notice and the Downsize Notice, shall together constitute a binding agreement by the Investor to subscriber to and take up, and by the Issuer to issue and sell to the Investor the number of Common Shares or Subject Securities equal to the Downsized Entitlement and the Investor will be entitled to a refund (to be paid to the Investor within two Business Days of completion of the Subsequent Offering) to the extent that it has already remitted funds to the Issuer in payment in connection with such Subsequent Offering.

(c) An Exercise Notice delivered by the Investor shall not include any conditions not set forth in the Subsequent Offering Notice or Top-up Notice, as applicable, and to the extent the Investor includes any such conditions or otherwise makes its exercise of the Participation Right or Top-up Right conditional on the occurrence of any event, fact or circumstance, such Exercise Notice shall be null and void and deemed to have not been given for purposes of this Article 3.

3.4 Issuance of Additional Warrants

Notwithstanding anything herein, the Issuer shall not be required to issue more than an aggregate of 155,000,000 additional Series A Warrants, 283,000,000 additional Series B Warrants and 562,000,000 additional Series C Warrants in connection with all exercises of the Participation Right and/or the Top-up Right or such greater number of additional Series A Warrants, Series B Warrants and Series C Warrants approved in accordance with applicable Laws. Notwithstanding anything to the contrary contained herein, the Issuer shall not complete any Subsequent Offering or Exempt Issuance if as a result thereof the number of additional Series A Warrants, Series B Warrants and/or Series C Warrants that would be required to be issued under the Participation Right and any related Top-up Offering would exceed the maximum number of additional Series A Warrants, Series B Warrants and Series C Warrants that may be issued to the Investor pursuant to this Agreement, unless and until such time as the Issuer has received all approvals required to increase the number of additional Series A Warrants, Series B Warrants and Series C Warrants that may be issued to the Investor pursuant to this Agreement to such number of additional Series A Warrants, Series B Warrants and Series C Warrants. The exercise price of any Series A Warrants, Series B Warrants or Series C Warrants issued in connection with any exercise of the Participation Right shall be the greater of (i) the issue price of the Common Shares in the Subsequent Offering, and (ii) the Initial Series A Exercise Price, Initial Series B Exercise Price or Initial Series C Exercise Price, as applicable. The exercise price of any Series A Warrants, Series B Warrants or Series C Warrants issued in connection with any exercise of the Top-up Right shall be the greater of (i) the Market Price calculated as at the date on which the Exercise Notice relating to such Top-up Right is delivered and (ii) the Initial Series A Exercise Price, Initial Series B Exercise Price or Initial Series C Exercise Price, as applicable.

3.5 Expiry of Participation Right and Top-up Right

The Participation Right, Top-up Right and the obligations of the Issuer under this Article 3 shall terminate and be of no further force or effect on the earlier of (i) the first date on which the Investor does not meet the Minimum Threshold, (ii) the date on which the Investor declines to exercise its Participation Right in connection with a Subsequent Offering to the extent required for the Investor to maintain its Initial As-Exchanged Ownership of the Investor, (iii) if the Investor fails to exercise its Top-up Right within 12 months following the issuance by the Issuer of a Top-up Notice to the extent such exercise is required for the Investor to maintain its Initial As-Exchanged Ownership of the Investor, and (iv) the date on which the Series A Warrants, the Series B Warrants and Series C Warrants are canceled as a result of a failure of the Investor to exercise any Series A Warrants that the Investor was required to exercise in accordance with the terms thereof.

3.6 Intention of the Parties

Notwithstanding anything to the contrary contained herein, the parties acknowledge and agree that the intent of this Agreement is such that the Investor will, subject to the receipt of all required regulatory approvals and absent any sale of Common Shares by the Investor, have the right, pursuant to the terms of this Agreement, to acquire at least 50.1% of the Common Shares on a Fully-diluted Basis by (i) subscribing for a number of Common Shares sufficient, following conversion of the Purchased Debentures, to hold at least 9.9% of the Common Shares (not including any Common Shares underlying the Warrants) on a Fully-diluted Basis and (ii) by receiving, at no cost, Warrants conferring the right to subscribe for at least an additional 40.2% of the Common Shares on a Fully-diluted Basis. The parties agree to act reasonably and in good faith to make any necessary or advisable adjustments or amendments to this Agreement and all other Transaction Agreements, as applicable, to give effect to such intent of the parties.

ARTICLE 4

REGISTRATION RIGHTS

4.1 Meaning of “Investor”

For purposes of this Article 4, “Investor” shall mean the Investor and its permitted assigns of the Registrable Shares pursuant to Section 6.4(a)(b) and any Demand Registration Request or Piggyback Request shall only be accepted by the Issuer if such Demand Registration Request or Piggyback Request has been provided on behalf of holders of at least a majority of the Registrable Shares.

4.2 Demand Registrations

(a) After the expiry of a 180-day delay from the date hereof, the Investor may request the Issuer to use commercially reasonable efforts to effect a Registration of all or part of its Registrable Shares (such Registration being hereinafter referred to as a “Demand Registration”) by filing a prospectus under applicable Canadian Securities Acts and/or a registration statement under the U.S. Securities Act (including, if eligible, a shelf prospectus under National Instrument 44-102 – Shelf Distributions and/or a shelf registration statement under Rule 415 of the U.S. Securities Act). Any such request shall be made by notice in writing (a “Demand Registration Request”) to the Issuer. The Issuer shall as soon as practical, and in any event within 45 days, in the case of a long form prospectus to be filed in Canada or a registration statement to be filed on Form S-1 in the United States, and 10 days, in the case of a short form prospectus or a prospectus supplement to be filed in Canada or a registration statement to be filed on Form S-3 in the United States, of receipt of a Demand Registration Request, file a prospectus and/or a registration statement covering all of the Registrable Shares that the Investor requested to be qualified and/or registered and use its commercially reasonable efforts to cause (i) a receipt to be issued by the relevant Canadian Securities Commissions as soon as practicable and/or (ii) such registration statement to become effective as soon as practicable.

(b) The Issuer shall not be obliged to effect:

(i)	more than an aggregate of two Demand Registrations in any one 12-month period (provided, however, that a Registration shall not be deemed “effected” for purposes of this section until such time as the applicable final prospectus has been receipted by the relevant Canadian Securities Commissions and the applicable registration statement has been declared effective by the SEC);

(ii)	a Demand Registration in the event the Issuer determines in good faith that either (A) the effect of the filing of a prospectus or registration statement or continuing with the Demand Registration could impede the ability of Issuer to consummate a significant transaction (including a financing, an acquisition, a restructuring or a merger) or proceed with negotiations or discussions in relation thereto, or (B) there exists at the time material non- public information relating to the Issuer or its subsidiaries (1) the disclosure of which the Issuer believes would be materially adverse to the Issuer and its subsidiaries, taken as a whole or (2) where the Issuer has a bona fide business purpose for keeping it confidential; in which case the Issuer’s obligations under this Section 4.2 shall be deferred for a period of not more than 90 days from the date of receipt of the Demand Registration Request of the Investor, provided that the Issuer shall not be permitted to defer the filing of a prospectus or a registration statement under this Section 4.2 more than two times in any 12-month period;

(iii)	a Demand Registration in respect of a number of Registrable Shares that is expected to result in gross proceeds of less than $10 million; or

(iv)	a Demand Registration before the 90th day following the date on which (A) a receipt was issued to the Issuer with respect to any final prospectus filed by the Issuer or (B) a registration statement filed by the Issuer became effective.

(c) The Investor may request the Issuer to use commercially reasonable efforts to file and obtain a receipt for a shelf prospectus or effect a shelf registration statement, which prospectus or registration statement contemplates sales or distributions of Registrable Shares, provided that any such request shall not constitute a Demand Registration, unless accompanied by a Demand Registration Request.

(d) The lead underwriter or underwriters for any offering in connection with a Demand Registration shall be selected by the Investor and shall be reasonably acceptable to the Issuer.

(e) The Issuer shall be entitled to include for sale in any prospectus or registration statement filed pursuant to a Demand Registration any securities of the Issuer to be sold by the Issuer for its own account unless the underwriters advise the Issuer that the aggregate amount of securities requested to be included in such offering is sufficiently large to have a material adverse effect on the distribution or sales price of the Registrable Shares in such offering in which case the Issuer will include in such Demand Registration, to the extent of the amount that the underwriter believes may be sold without causing such material adverse effect, first the Registrable Shares requested to be included by the Investor and second, securities offered by the Issuer for its own account.

4.3 Demand Registration Request

Any Demand Registration Request delivered by the Investor pursuant to Section 4.2 shall:

(a)	specify the number of Registrable Shares which it intends to offer and sell;

(b)	express the intention of the Investor to offer or cause the offering of such Registrable Shares;

(c)	describe the nature or methods of the proposed offer and sale thereof and whether the Registration is to be effected in Canada and/or the United States;

(d)	contain the undertaking of the Investor and any applicable Affiliate thereof to provide all such information regarding their Common Share holdings and the proposed manner of distribution thereof, as may be required in order to permit the Issuer to comply with all Securities Laws; and

(e)	specify whether such offer and sale shall be made by an underwritten public offering.

4.4 Piggyback Registrations

(a) Other than in connection with an ATM Offering, if the Issuer proceeds with the preparation and filing of a prospectus in Canada or a registration statement in the United States in connection with a proposed distribution by the Issuer of any of its securities for its own account, or for the account of any other securityholder whether pursuant to the exercise of registration rights by such other securityholder or otherwise, the Issuer shall give written notice thereof to the Investor as soon as practicable (the “Piggyback Notice”). In such event, the Investor shall be entitled, by notice (the “Piggyback Request”) in writing given to the Issuer within five Business Days after the receipt of the Piggyback Notice, to request that the Issuer cause any or all of the Registrable Shares held by the Investor to be included in such prospectus or registration statement (such qualification being hereinafter referred to as a “Piggyback Registration”). The Investor shall specify in the Piggyback Request the number of Registrable Shares which the Investor intends to offer and sell and include the undertaking of the Investor and any applicable Affiliate thereof to provide all such information regarding their Common Share holdings and the proposed manner of distribution of the Registrable Shares, as may be required in order to permit the Issuer to comply with all Securities Laws.

(b) The Issuer shall include in each such Piggyback Registration all such Registrable Shares as directed by the Investor. Notwithstanding the foregoing, the Issuer shall not be required to include all such Registrable Shares in (i) any such distribution by the Issuer for its own account if the Issuer is advised by its lead underwriter or underwriters that the inclusion of all such Registrable Shares and securities of any other securityholder may have a material adverse effect on the timing, distribution or sales price of the securities being offered by the Issuer, in which case, the Issuer shall include in such Piggyback Registration: (A) first, the securities to be included by the Issuer in such Piggyback Registration; and (B) second, the Registrable Shares sought to be included that can be sold without having the adverse effect referred to above, or (ii) any such distribution by any other securityholders, if the other securityholders are advised by their lead underwriter or underwriters that the inclusion of all such Registrable Shares may have a material adverse effect on the timing, distribution or sales price of the securities being offered by such other securityholders, in which case, the Issuer shall include in such Piggyback Registration: (A) first, the securities to be included by the securityholders in such Piggyback Registration; and (B) second, the Registrable Shares sought to be included that can be sold without having the adverse effect referred to above.

(c) The Issuer may, at any time prior to the issuance of a receipt for a final prospectus or the effectiveness of any registration statement in connection with a Piggyback Registration, at its sole discretion and without the consent of the Investor, withdraw such prospectus and registration statement, as applicable, and abandon the proposed distribution in which the Investor has requested to participate pursuant to the Piggyback Request.

4.5 Registration Expenses

Each of the Issuer and the Investor shall be responsible for all Registration Expenses on any Demand Registration or Piggyback Registration in proportion to their respective amounts of Common Shares sold in any such offering including all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent in connection with the distribution of the Registrable Shares. For the avoidance of doubt, all fees, discounts and commissions payable to any underwriter, investment bank, manager or agent in connection with the distribution of the Registrable Shares shall be paid by the Investor and the Issuer pro rata according to the dollar value of Registrable Shares, on the one hand, and other securities, on the other hand, of the total dollar value of the securities that are qualified for distribution. Notwithstanding the foregoing, (i) the Investor shall be responsible for all Registration Expenses incurred in connection with each a Demand Registration which is revoked or abandoned at the request of the Investor and (ii) the Issuer shall be solely responsible for the expenses related to any base shelf prospectus and any other Registration Expenses that it would have incurred even in the absence of a Demand Registration.

4.6 Registration Procedures

The procedures in Schedule 4.6 shall apply to each Demand Registration and Piggyback Registration, as applicable.

4.7 Indemnification

(a) By the Issuer. The Issuer agrees to indemnify and hold harmless, to the maximum extent permitted by law, each holder of Registrable Shares, such holder’s officers and directors, employees, agents and representatives, and each Person who controls such holder (within the meaning of the Act) (collectively, the “Investor Indemnified Parties”) against all losses (other than loss of profit in connection with the distribution of the Registrable Shares), claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations by the Issuer: (i) any untrue or alleged untrue statement of material fact contained in any prospectus, preliminary prospectus, registration statement or any amendment thereof or supplement thereto, in respect of a Demand Registration or Piggyback Registration, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) any violation or alleged violation by the Issuer of the Securities Laws or any rule or regulation promulgated thereunder applicable to the Issuer and relating to action or inaction required of the Issuer in connection with any such qualification, registration or compliance. In addition, the Issuer will reimburse such Investor Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the Issuer shall not be liable in any such case to the extent that any such losses result from, arise out of, are based upon, or relate to an untrue statement or alleged untrue statement, or omission or alleged omission, made in such prospectus, preliminary prospectus, registration statement or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished in writing to the Issuer by such Investor Indemnified Party expressly for use therein or by such Investor Indemnified Party’s failure to deliver a copy of the prospectus or registration statement or any amendments or supplements thereto after the Issuer has furnished such Investor Indemnified Party with a sufficient number of copies of the same.

(b) By the Investor. In connection with any prospectus or registration statement in which the Investor is participating, the Investor shall furnish to the Issuer in writing such information as the Issuer reasonably requests for use in connection with any such prospectus or registration statement. The Investor agrees to indemnify and hold harmless, to the maximum extent permitted by law, the Issuer, its directors and officers, employees, agents and representatives and each Person who controls the Issuer (within the meaning of the Act) (collectively, the “Issuer Indemnified Parties”) against all losses (other than loss of profit in connection with the distribution of the Registrable Shares), claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations by the Investor: (i) any untrue or alleged untrue statement of material fact contained in any prospectus, preliminary prospectus, registration statement or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information furnished in writing by the Investor; or (ii) any violation or alleged violation by the Investor of the Securities Laws or any rule or regulation promulgated thereunder applicable to the Investor and relating to action or inaction required of the Investor in connection with any such qualification, registration or compliance. In addition, the Investor will reimburse such Issuer Indemnified Party for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the obligation of an Investor to indemnify shall be individual, not joint and several, for each Investor and shall be limited to the net amount of proceeds received by such Investor from the sale of Registrable Shares pursuant to such prospectus and/or registration statement.

(c) Claim Procedure. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder only to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the opinion of outside counsel to any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the holders of a majority of the Registrable Shares included in the registration if such holders are indemnified parties, at the expense of the indemnifying party.

(d) Non-exclusive Remedy; Survival. The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified party may have pursuant to law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Shares and the termination or expiration of this Agreement.

(e) Contribution. The Issuer and the Investor also agree to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Issuer’s or the Investor’s, as applicable, indemnification is unavailable for any reason. Such provisions shall provide that the liability amongst the various Persons shall be allocated in such proportion as is appropriate to reflect the relative fault of such Persons in connection with the statements or omissions which resulted in losses (the relative fault being determined by reference to, among other things, which Person supplied the information giving rise to the untrue statement or omission and each Person’s relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission) and, only if such allocation is not respected at law, would other equitable considerations, such as the relative benefit received by each Person from the sale of the securities, be taken into consideration. Notwithstanding the foregoing, (i) no Investor shall be required to contribute any amount in excess of the proceeds received by such Investor in the transaction at issue and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the U.S. Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

(f) Release. No indemnifying party shall, except with the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.8 Expiry of Registration Rights

The Demand Registration rights and Piggyback Registration rights granted to the Investor pursuant to this Article 4 shall terminate and be of no further force or effect on the first date on which the Investor does not meet the Minimum Threshold.

4.9 Grant of Registration Rights to Others

The Issuer covenants and agrees that, so long as the Demand Registration rights and Piggyback Registration rights granted to the Investor pursuant to this Article 4 have not expired, the Issuer will not grant to any Person rights of registration that are on terms and conditions, taken as a whole, more favourable than the Demand Registration rights and Piggyback Registration rights granted to the Investor pursuant to this Article 4, taken as a whole, unless the Issuer offers such rights of registration to the Investor.

4.10 Lock-up Agreement

In respect of any offering of securities by the Issuer or the Investor under this Article 4, upon request by the underwriters or dealers (as the case may be) in connection therewith, the Investor and the Issuer each agree to execute customary lock-up agreements, in each case for a period ending no later than 90 days or such shorter term as the underwriters may reasonably request, after the closing of such offering, on terms required by the underwriters and consistent with those in public offering underwriting agreements customarily entered into by the Issuer.

ARTICLE 5

COVENANTS OF THE PARTIES

5.1 Standstill

(a) During the Standstill Period, the Investor shall not and shall not permit any of its Affiliates to, directly or indirectly, whether alone or in concert with others, without the prior written consent of the Issuer:

(i)	acquire or agree to acquire or make any proposal or offer to acquire, directly or indirectly in any manner, any securities of the Issuer or any of its subsidiaries (or any securities convertible, exercisable or exchangeable into such securities) or any material portion of the assets of any of them;

(ii)	commence a take-over bid for any securities of the Issuer;

(iii)	effect, seek, offer or propose any take-over bid, amalgamation, merger, arrangement, business combination, re-organization, restructuring, liquidation, disposition of a material portion of the assets or other extraordinary transaction by or with respect to the Issuer or any of its subsidiaries;

(iv)	solicit proxies from the security holders of the Issuer or form, join or participate in a group to so solicit;

(v)	seek to control the management, the Board or policies of the Issuer other than through the Investor Nominees in their capacity as members of the Board;

(vi)	knowingly advise, assist or encourage any other Person in connection with any of the matters set forth in this Section 5.1(a)(a); or

(vii)	make any public announcement with respect to the foregoing.

(b) None of the provisions of this Section 5.1 shall be construed to restrict the Investor from making confidential proposals to or communications with the Board and/or management of the Issuer with respect to any transaction.

(c) Notwithstanding the foregoing, the Investor and its Affiliates shall not be limited in any way from acquiring or offering to acquire, directly or indirectly, any company or business unit thereof that beneficially owns securities of the Issuer or its Affiliates so long as (i) such entity’s prior acquisition of such securities was not made directly or indirectly on behalf of the Investor and (ii) such entity’s ownership of such securities was not a primary factor in the decision to consummate such transaction.

(d) Notwithstanding the foregoing, the Investor and its Affiliates shall not be restricted from (i) acquiring securities with the prior written consent of the Issuer, (ii) acquiring Common Shares pursuant to the conversion of the Purchased Debentures, (iii) acquiring Common Shares pursuant to the exercise of any of the Warrants, (iv) acquiring securities pursuant to Section 3.1, (v) participating in rights offerings conducted by the Issuer, (vi) receiving stock dividends or similar distributions made by the Issuer, or (vii) acquiring Common Shares pursuant to a formal take-over bid in accordance with applicable Laws for additional Common Shares pursuant to an agreement with the Issuer and with the consent of the Board.

(e) The Investor’s obligations under this Section 5.1 shall terminate immediately and cease to be of any force or effect on the date upon which (i) a third party, other than an Affiliate of the Investor, makes a good faith public announcement of the commencement of a take-over bid to acquire 50% or more of the outstanding Common Shares; (ii) the Issuer publicly announces the entering into of a definitive agreement to effect a change-of-control transaction; or (iii) a third party, other than an Affiliate of the Investor, acquires at least 20% of the outstanding Common Shares.

5.2 Cancellation of Warrants and Other Convertible Securities

The Issuer shall cancel forthwith any Warrants or other Convertible Securities issued by the Issuer in favour of the Investor as soon as practicable following written request of the Investor.

5.3 Additional Secured Indebtedness

The Issuer shall not, and shall not permit any of its subsidiaries to, incur, create or assume any Indebtedness secured by any Lien without the prior written consent of the Investor, in its sole discretion, other than: (a) senior credit facilities in a maximum aggregate principal amount of C$25,000,000 at any time outstanding; (b) the Secured Debentures; and (c) the Permitted Secured Debt.

5.4 Additional Financings

The Investor and the Issuer acknowledge that their intent is to discuss any financing requirements of the Issuer from time to time before seeking other financing offers or opportunities from third parties. Other than for any Permitted Secured Debt, the Issuer shall, at least ten (10) Business Days prior to executing any binding letter of intent, term sheet, commitment letter or other document or agreement, or engaging in any exclusive negotiation with any Person, in connection with any equity, quasi-equity or debt financing of the Issuer or any of its subsidiaries, including any ATM Offering or “bought deal” financing (each an “Additional Financing”), provide the Investor with written notice of its intention to complete an Additional Financing (a “Consultation Notice”), and which Consultation Notice shall include the anticipated size and pricing of the Additional Financing (which, in each case, may be expressed as a range or with reference to the Market Price). During the ten (10) Business Days following the delivery of a Consultation Notice to the Investor (the “Consultation Period”), the Issuer shall consult with the Investor diligently and in good faith and such consultation shall include good faith discussions with respect to the financing requirements of the Issuer and its subsidiaries at such time, the availability of alternative financing sources and the opportunity for the Investor to, during the Consultation Period, offer to provide all or part of such Additional Financing or any alternative financing. Following the Consultation Period and subject to the terms of any confidentiality or non-disclosure agreement entered into by the Issuer, the Issuer shall keep the Investor reasonably informed in a timely manner of any material development in connection with such Additional Financing including any material change to the terms thereof. For certainty, following the Consultation Period in respect of any Additional Financing, the Issuer shall not require the consent from the Investor pursuant to this Agreement with respect to the entering into of any document or agreement in respect of such Additional Financing.

ARTICLE 6

MISCELLANEOUS

6.1 Notices

(a) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in Person, transmitted by e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	in the case of the Investor:

4204 Industriel Boulevard

Laval, Québec

H7L 0E3

Attention: Stéphane Trudel

E-mail: [Redacted – Address Details]

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg LLP

1501 McGill College Avenue, 26th Floor

Montréal, Québec

H3A 3N9

Attention: Olivier Désilets & Sébastien Thériault

E-mail: [Redacted – Address Details]

(ii)	in the case of the Issuer:

150 King Street West, Suite 308 Toronto, Ontario

M5H 1J9

Attention: Trevor Fencott

E-mail: [Redacted – Address Details]

with a copy (which shall not constitute notice) to:

Dentons Canada LLP

77 King Street West, Suite 400

Toronto, Ontario M5K 0A1

Attention: Eric Foster

email: [Redacted – Address Details]

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c) Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 6.1.

6.2 Amendments and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

6.3 Termination

This Agreement may be terminated:

(a)	at any time if mutually agreed to in writing by the Issuer and the Investor; and

(b)	by the Issuer by written notice to the Investor in the event the Series A Warrants, the Series B Warrants and Series C Warrants are canceled as a result of a failure of the Investor to exercise any Series A Warrants that the Investor was required to exercise in accordance with the terms thereof.

Notwithstanding the foregoing, the provisions of Sections 1.5, 1.6, 4.7 and 5.1 and Article 6 shall survive any termination of this Agreement.

6.4 Assignment

(a) No party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Issuer, to an Affiliate of the Investor (each, an “Assignee”), provided that (a) any such Assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Investor contained herein and comply with the provisions of this Agreement, and shall deliver to the Issuer a duly executed undertaking to such effect in form and substance satisfactory to the Issuer, acting reasonably, and (b) where any rights of the Investor under this Agreement have been assigned, such rights shall only be exercised on behalf of all Assignees and the Investor as provided for herein. For greater certainty, no assignment by the Investor or any Assignee of its rights hereunder shall relieve such Assignee of its obligations hereunder.

(b) The rights of the Investor pursuant to Article 4 may be transferred or assigned by the Investor to one or more transferees or assignees of Registrable Shares, provided however that (i) the Issuer is provided written notice prior to any said transfer or assignment, stating the name and address of each transferee or assignee and identifying the Registrable Shares with respect to which such registration rights are being transferred or assigned and (ii) each such transferee or assignee assumes in writing responsibility for its portion of the obligations of the Investor under Article 4.

6.5 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

6.6 Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement and the intent of the parties.

6.7 Other Registration Rights; Engagement Letters

(a) The Issuer represents and warrants that no Person, other than holders of Registrable Shares, has any rights to require the Issuer to register any securities of the Issuer for sale or to include such securities of the Issuer in any Registration filed by the Issuer for the sale of securities for its own account or for the account of any other Person.

(b) The Issuer represents and warrants that it has not entered into any engagement letter or arrangement providing any underwriter with the right to participate in offering of equity securities of the Issuer, including the Registrations contemplated by this Agreement.

6.8 Right to Injunctive Relief

Each of the parties hereby acknowledges and agrees that in the event of a breach or threatened breach of any of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies available to such party, the Investor (in respect of any breach of this Agreement by the Issuer) and the Issuer (in respect of any breach of this Agreement by the Investor) shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security in connection with such action), and each of the parties hereby agrees not to plead sufficiency of damages as a defence in such circumstances.

6.9 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

[The remainder of this page has been intentionally left blank.]

IN WITNESS WHEREOF this Agreement has been executed by the parties.

FIRE & FLOWER HOLDINGS CORP.

by	(signed) “Trevor Fencott”
Name:	Trevor Fencott
Title:	President and CEO

Signature Page – Investor Rights Agreement

2707031 ONTARIO INC.

by	(signed) “Stéphane Trudel”
Name:	Stéphane Trudel
Title:	President and Secretary

Signature Page – Investor Rights Agreement

SCHEDULE 4.6

REGISTRATION PROCEDURES

1. Procedures

Upon receipt of a Demand Registration Request or a Piggyback Request from the Investor pursuant to Article 4, the Issuer shall:

(a)	promptly prepare and file a preliminary prospectus, prospectus supplement or registration statement, as applicable, under and in compliance with the Securities Laws in each jurisdiction in which the Registration is to be effected and such other related documents as may be necessary to be filed in connection with such preliminary prospectus, prospectus supplement or registration statement and shall, (i) with respect to a Registration in Canada, promptly prepare and file a prospectus and use its commercially reasonable efforts to cause a receipt to be issued for such prospectus as soon as practicable and shall take all other steps and proceedings that may be required in order to qualify the securities being sold pursuant to such Registration, and/or (ii) with respect to a Registration in the United States, use its commercially reasonable efforts to promptly cause such registration statement to be declared or become effective in order to register the offer and sale of the securities being offered pursuant such Registration (provided that, before filing all such documents referred to in this Section, the Issuer shall furnish to the counsel to the Investor copies thereof, which documents shall be subject to the review and comment of such counsel);

(b)	promptly prepare and file such amendments and supplements to such preliminary prospectus and prospectus or registration statement, as applicable, as may be necessary to comply with the provisions of applicable Securities Laws with respect to the distribution of the Registrable Shares, and to take such steps as are reasonably necessary to maintain the qualification of such prospectus or the effectiveness of such registration statement until the time at which the distribution of the Registrable Shares sought to be sold is completed;

(c)	use its commercially reasonable efforts to register or qualify such Registrable Shares under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests (provided that the Issuer shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph, (ii) subject itself to taxation in any such jurisdiction, (iii) consent to general service of process in any such jurisdiction or (iv) register or qualify any Registrable Shares in any jurisdiction outside of Canada and the United States);

(d)	cause to be furnished to the Investor and underwriters of any offering such number of copies of such preliminary prospectus, prospectus, registration statement and any amendments and supplements thereto and such other customary opinions, certificates, comfort letters and closing documents as the underwriters or the Investor may reasonably request;

(e)	immediately notify the Investor and underwriters of the occurrence of any event as a result of which the preliminary prospectus, prospectus supplement, prospectus or registration statement, as then in effect, might include an untrue statement of material fact or might omit any fact that is required to be stated or that is necessary to make any statement therein not misleading in light of the circumstances in which it was made (other than facts or statements provided by the Investor or underwriters);

(f)	promptly notify the Investor (i) of receipt of any comment letters received from the SEC or any Canadian Securities Commissions with respect to a registration statement, prospectus or any documents incorporated therein and (ii) any other request by the SEC, any Canadian Securities Commissions or any state securities authority for amendments or supplements to a registration statement or prospectus or for additional information with respect to the registration statement and prospectus;

(g)	comply with Securities Laws and the rules, regulations and policies of the TSX and of any other stock exchange or over the counter market on which the Common Shares are then listed and/or traded;

(h)	use its commercially reasonable efforts to provide such information as is required for any filings required to be made with the Financial Industry Regulatory Authority; and

(i)	in respect of any Demand Registration, enter into an underwriting agreement with the underwriters for the offering containing such representations and warranties by the Issuer and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions.

2. Due Diligence

In connection with the preparation and filing of any preliminary prospectus, prospectus supplement, prospectus or registration statement as herein contemplated, the Issuer shall give the Investor, the underwriters, and their respective counsel and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto. The Issuer shall give the Investor and the underwriters such reasonable and customary access to the books and records of the Issuer and its subsidiaries and such reasonable and customary opportunities to discuss the business of the Issuer with its officers and auditor as shall be necessary in the reasonable opinion of the Investor, such underwriters and their respective counsel without undue disruption to the business of the Issuer. The Issuer shall cooperate with the Investor and the underwriters in the conduct of all reasonable and customary due diligence which the Investor, such underwriters and their respective counsel may require.

3. Indemnification

In connection with any Demand Registration or Piggyback Registration, the Issuer and the Investor shall negotiate, in good faith, indemnification and contribution terms as are customarily contained in underwriting agreements relating to public offerings of securities by a selling shareholder, it being understood that as amongst the Issuer and the Investor, such indemnification and contribution terms shall be as provided for in Section 4.7.